

June 27, 2018

Cynthia Earhart
Chief Financial Officer
NORFOLK SOUTHERN CORP
Three Commercial Place
Norfolk, Virginia 23510-2191

  Re: NORFOLK SOUTHERN CORP
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed February 5, 2018
   Form 10-Q for the Fiscal Period Ended March 31, 2018
   Filed April 25, 2018
   File Nos. 001-08339

Dear Ms. Earhart:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Market Risks, page K-29

1. We note that you are exposed to market risk related to the fluctuations of interest rates on your fixed and floating-rate debt instruments, i.e. interest rate risk. Please revise your future filings to disclose the interest rate risk with respect to your fixed rate debt instruments using one of the three disclosure alternatives as prescribed under Item 305(a) of Regulation S-K.

Form 10-Q for the Fiscal Period Ended March 31, 2018

Note 1 - Railway Operating Revenues, page 7

2.   We note from risk factor disclosure on page K-12 of the 2017 Form 10-K that you have collaborative relationships with connecting carriers (including shortlines and regional railroads) with respect to, among other matters, freight rates, revenue division, car supply and locomotive availability, data exchange and communications, reciprocal switching, interchange, and trackage rights. Please explain to us in more detail the terms of these collaborative arrangements with the connecting carriers and advise us how you account for these arrangements under ASC 606. In this regard, please clarify if the services provided by the connecting carriers are separate performance obligations. Reference ASC 606-10-25-21 and ASC 606-10-50-12(c). Also, provide us with your analysis regarding whether you are the principal or agent for these services. Reference ASC 606-10-55-36 through 39 and ASC 606-10-50-12(c).

3.   We note from your MD&A discussion on page 20 that most of your contracts include negotiated fuel surcharges, typically tied to other On-Highway Diesel (OHD) or West Texas Intermediate Crude Oil (WTI). Please provide us more details regarding the nature of these charges. Also, explain to us how you estimate the surcharge amount and whether you consider it variable consideration. Reference ASC 606-10-32-2 and ASC 606-10-50-20.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jim Dunn at 202-551-3724 or Andrew Mew at 202-551-3377 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure